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                              November 23, 2020

       He Yu
       Chief Executive Officer
       Kuke Music Holding Limited
       Building 96
       4 San Jian Fang South Block
       Chaoyang District, Beijing 100024
       People's Republic of China

                                                        Re: Kuke Music Holding
Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
13, 2020
                                                            CIK No. 0001809158

       Dear Mr. Yu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1, submitted November 13, 2020

          PRC laws and regulations over direct investment in and loans to PRC
entities . . .   , page 36

   1. We note your response to comment 2, including that your subsidiaries do not have any current plan to
increase their registered capital and therefore are not required to complete the relevant filing and
registration procedures. Please disclose the amount of capital that you are currently able
to contribute to your PRC subsidiaries, based upon their current registered capital. In
this regard, we note your disclosure that "there is no statutory limit to the amount of
funding that [you] can provide to [y]our PRC subsidiaries through capital contributions, because
there is no statutory limit on the amount of registered capital for
 He Yu
Kuke Music Holding Limited
November 23, 2020
Page 2
         [y]our PRC subsidiaries and [you] are allowed to make capital contributions to [y]our
         PRC subsidiaries by subscribing for their registered capital." Therefore, it appears that your capital contributions will be limited to the current registered capital of your PRC subsidiaries.
Management's Discussion and Analysis of Financial Condition and Results of Operations
The COVID-19 Pandemic, page 74

2. We note your response to comment 4, including that, as the Company was only able to resume organizing live classical music events in October 2020, it is not in a position to accurately assess the extent to which the COVID-19 pandemic has had on its ticket sales and sponsorship fees. However, you disclose throughout your filing that "due to restrictions on public gatherings, travel bans and the general population's fears regarding contracting COVID-19, [you] had to cancel the production of many on-ground, live classical music events and, for this year's Beijing Music Festival, which was held in
         October 2020, [you] were not able to organize as many live classical music performances or invite as many performing artists as [you] had been able to, which has led to decreased ticket sales and related sponsorship fees." Please quantify the estimated decrease in ticket sales and sponsorship fees due to restrictions related to the COVID-19 pandemic, or provide us with further detail as to why that is not possible and/or appropriate.
3.       We note the following amended disclosure on page 74:

         "We had 4,802 new Kukey students during the three months ended September 30, 2020 and recruited 6,230 additional Kukey students in October 2020. During the three months ended September 30, 2020, sales of our Kuke smart pianos, Kuke smart music teaching systems and related accessories increased by RMB1.7 million (US$0.2 million), representing an increase of 196.6% from the three months ended September 30, 2019. The number of institutional subscribers who started or renewed their subscription also increased by 82 during the three months ended September 30, 2020, as compared to 70 in the six months ended June 30, 2020. In addition, the average spending of our licensees increased by approximately 117.2% for the three months ended September 30, 2020 compared to the same period in 2019."

       To provide more balanced disclosure regarding your increase in sales and subscribers for
FirstName LastNameHe Yu
       the three months ended September 30, 2020, please disclose an estimate of your costs and
Comapany    NameKuke
       expenses   for the Music  HoldingorLimited
                          same period,     include narrative disclosure
providing additional context
       for these
November         increases
            23, 2020  Page 2in sales and subscribers.
FirstName LastName
 He Yu
FirstName
Kuke MusicLastNameHe   Yu
           Holding Limited
Comapany 23,
November  NameKuke
              2020 Music Holding Limited
November
Page 3    23, 2020 Page 3
FirstName LastName
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Steve Lin